FORM 11-K

                     SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC  20549

                             __________________

            (X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934 (FEE
                  REQUIRED)

            For the fiscal year ended December 31, 1994

                                      OR

            ( )   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
                  REQUIRED)

            Commission File No. 1-9294

                              __________________

                             IMO INDUSTRIES INC.
                         EMPLOYEES STOCK SAVINGS PLAN

                           (Full Title of the Plan)



                             Imo Industries Inc.
                              1009 Lenox Drive
                          Lawrenceville, NJ  08648

                    (Name of Issuer of the Securities Held
                     Pursuant to the Plan and the Address
                      of its Principal Executive Office)





              IMO INDUSTRIES INC. EMPLOYEES STOCK SAVING PLAN

                       ANNUAL REPORT ON FORM 11-K
                            December 31, 1994

                                   INDEX








SIGNATURE PAGE

AUDITED FINANCIAL STATEMENTS

   Report of Independent Auditors
   Statements of Net Assets Available for Plan Benefits
   Statements of Changes in Net Assets Available for Plan Benefits Notes to Financial Statements

SUPPLEMENTARY INFORMATION

   Assets Held for Investment
   Reportable Transactions

EXHIBITS

   Consent of Independent Auditors





                                    Signatures

           Pursuant to the requirements of the Securities
Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




IMO INDUSTRIES INC.
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)

    /s/ Donald F. Vosburgh


Donald F. Vosburgh
Vice President, Human Resources
Imo Industries Inc.




For Administrative Committee

Date:  June 28, 1995


                        Report of Independent Auditors


Administrative Committee of the Imo Industries Inc. Employees
Stock Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Imo Industries Inc. Employees Stock Savings Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





                                                    /s/ Ernst & Young LLP


Princeton, NJ
May 3, 1995


                                      Imo Industries Inc.
                                   Employees Stock Savings Plan
                        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       --------------------- Year Ended December 31, 1994 ------------------------

                           Imo                          Merrill Lynch
                        Industries        Merrill         Retirement     Commonwealth
                           Inc.            Lynch         Preservation    Equity Total
                          Common          Capital       Trust & Fixed   Return Account
                          Stock            Fund        Income Accounts     Contract       Total
                        ----------        -------      ---------------  -------------- -----------

INVESTMENTS
  - At Market Value:

Imo Industries Inc.
  Common Stock (cost
  of $15,814,509)
  (1,146,655 shares)   $14,046,526                                                $14,046,526

Merrill Lynch Capital
  Fund (cost of
  $14,335,633)
  (558,879
  shares)                             $14,363,180                                  14,363,180

Income Accounts
  (cost approximates
  market value)                                        $45,954,833                 45,954,833

Commonwealth Equity
  Total Return
  Account Contract
  (cost of $4,561,684)
  (8,955 shares)                                                      $5,155,483    5,155,483
                        ----------     ----------      -----------    ----------   ----------
    TOTAL INVESTMENTS   14,046,526     14,363,180       45,954,833     5,155,483   79,520,022

Cash and Cash
  Equivalents                                               56,833                     56,833

Accrued Interest and
  Dividends Receivable                                       9,716                      9,716

Contributions Paid
  (Received)
  In Advance                 2,486           (841)          (2,793)        2,492        1,344

Due from (to)
  Other Funds                4,615         31,755           34,181       (70,551)           0
                        ----------    -----------      -----------    ----------  -----------
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS    $14,053,627    $14,394,094      $46,052,770    $5,087,424  $79,587,915
                       ===========    ===========      ===========    ==========  ===========

See notes to financial statements





                                                           Imo Industries Inc.
                                                      Employees Stock Savings Plan
                         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         --------------------- Year Ended December 31, 1993 ------------------------

                           Imo                          Merrill Lynch
                        Industries        Merrill         Retirement     Commonwealth
                           Inc.            Lynch         Preservation    Equity Total
                          Common          Capital       Trust & Fixed   Return Account
                          Stock            Fund        Income Accounts     Contract       Total
                        ----------        -------      ---------------  -------------- -----------

INVESTMENTS
  - At Market Value:

Imo Industries Inc.
  Common Stock (cost
  of $18,550,006)
  (1,326,673 shares)    12,271,722                                                 12,271,722

Merrill Lynch Capital
  Fund (cost of
  $12,428,272)
  (489,895
  shares)                              13,702,371                                  13,702,371

Income Accounts
  (cost approximates
  market value)                                        $50,860,664                 50,860,664

Commonwealth Equity
  Total Return
  Account Contract
  (cost of $4,133,196)
  (8,340 shares)                                                      $4,738,742    4,738,742
                        ----------     ----------      -----------    ----------   ----------

Cash and Cash
  Equivalents                                              236,459                    236,459

Accrued Interest and
  Dividends Receivable                                       5,225                      5,225

Contributions Paid
  (Received)
  In Advance                 1,488        (12,476)          (4,695)          770      (14,913)

Due from (to)
  Other Funds               46,585        521,680         (813,296)      245,031            0
                        ----------    -----------      -----------    ----------  -----------
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS    $12,319,795    $14,211,575      $50,284,357    $4,984,543  $81,800,270
                       ===========    ===========      ===========    ==========  ===========

See notes to financial statements




                                                                 Imo Industries Inc.
                                                      Employees Stock Savings Plan
                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    --------------------- Year Ended December 31, 1994 ------------------------

                           Imo                          Merrill Lynch
                        Industries        Merrill         Retirement     Commonwealth
                           Inc.            Lynch         Preservation    Equity Total
                          Common          Capital       Trust & Fixed   Return Account
                          Stock            Fund        Income Accounts     Contract       Total
                        ----------        -------      ---------------  -------------- -----------
ADDITIONS
Net Investment Income:
  Interest                                              $2,943,666                  $2,943,666
  Dividends                            $1,298,995                                    1,298,995
                      ------------   ------------     ------------    ------------  ----------
Total Net
 Investment Income               0      1,298,995        2,943,666               0   4,242,661

Contributions:
  Participants             658,998      1,542,043        2,493,902         792,723   5,487,666
  Employer                                                                                   0

Interfund Transfers       (119,170)       536,636         (448,924)         31,458           0

Transfers from Other
  Plans                     15,188         31,724           52,501          32,149     131,562
                       -----------   ------------     ------------    ------------  ----------
TOTAL ADDITIONS            555,016      3,409,398        5,041,145         856,330   9,861,889

DEDUCTIONS
Distributions to
  participants:
   Shares                  661,908         38,126                                      700,034
   Cash                  1,815,792      1,946,634        9,272,732         820,495  13,855,653
                       -----------   ------------      -----------      ---------- -----------
TOTAL DEDUCTIONS         2,477,700      1,984,760        9,272,732         820,495  14,555,687
                       -----------   ------------      -----------      ---------- -----------
Net Additions
 (Deductions)           (1,922,684)     1,424,638       (4,231,587)         35,835  (4,693,798)
Net realized and
  unrealized gain
  (loss) on
  investments            3,656,516     (1,242,119)               0          67,046   2,481,443
Net assets available
  for plan benefits
  at beginning of
  year                  12,319,795     14,211,575       50,284,357       4,984,543  81,800,270
                       -----------   ------------      -----------      ---------- -----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS AT
 END OF YEAR           $14,053,627    $14,394,094      $46,052,770      $5,087,424 $79,587,915
                       ===========    ===========      ===========      ========== ===========

See notes to financial statements



                                                                 Imo Industries Inc.
                                                     Employees Stock Savings Plan
                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    --------------------- Year Ended December 31, 1993 ------------------------

                           Imo                          Merrill Lynch
                        Industries        Merrill         Retirement     Commonwealth
                           Inc.            Lynch         Preservation    Equity Total
                          Common          Capital       Trust & Fixed   Return Account
                          Stock            Fund        Income Accounts     Contract       Total
                        ----------        -------      ---------------  -------------- -----------
ADDITIONS

Net Investment Income:
  Interest                $4,338                        $3,453,518                  $3,457,856
  Dividends                    0        $880,617                                       880,617
                     -----------     -----------       -----------      ---------- -----------
   Total Net
   Investment Income       4,338         880,617         3,453,518               0   4,338,473

Contributions:
  Participants           889,827       1,666,289         3,367,500         788,831   6,712,447
  Employer                                                                                   0

Interfund Transfers
                         (98,375)      1,138,083        (1,694,604)        654,896           0
Transfers from
  Other Plans              5,205           5,000            34,765           5,664      50,634
                     -----------     -----------       -----------      ---------- -----------
TOTAL ADDITIONS          800,995       3,689,989         5,161,179       1,449,391  11,101,554

DEDUCTIONS

Distributions to
  participants:
 Shares                  551,577         319,613                                       871,190
 Cash                    814,946       1,299,852         7,867,710         577,724  10,560,232
                       ---------       ---------         ---------         -------  ----------
TOTAL DEDUCTIONS       1,366,523       1,619,465         7,867,710         577,724  11,431,422
                       ---------       ---------         ---------         -------  ----------
Net Additions
(Deductions)            (565,528)      2,070,524        (2,706,531)        871,667    (329,868)
Net realized and
unrealized gain
(loss) on
investments            4,490,478         294,673                           468,022   5,253,173

Net assets
 available for
 plan benefits at
 beginning of
 year                  8,394,845      11,846,378        52,990,888       3,644,854  76,876,965
                     -----------     -----------       -----------      ---------- -----------
NET ASSETS
 AVAILABLE FOR PLAN
 BENEFITS AT END
 OF YEAR             $12,319,795     $14,211,575       $50,284,357      $4,984,543 $81,800,270
                     ===========     ===========       ===========      ========== ===========

See notes to financial statements



                          IMO INDUSTRIES INC.
                      EMPLOYEES STOCK SAVINGS PLAN

                      NOTES TO FINANCIAL STATEMENTS

                            December 31, 1994

NOTE A -- DESCRIPTION OF THE PLAN

          The Imo Industries Inc. Employees Stock Savings Plan (the "Plan") is an employee benefit plan in which substantially all employees of Imo Industries Inc. and its subsidiaries (the "Company") may participate upon completion of three months of service. The following employees are not eligible to participate in the Plan:
     (i) employees whose employment contracts exclude them from participation; (ii) members of a collective bargaining unit covered by a collective bargaining agreement that does not specifically provide for their coverage; (iii) temporary hourly-paid employees; (iv) employees who are employed at a division or facility specifically excluded from participation; and (v) employees paid on a non-United States payroll.

     Under the Plan, eligible employees may contribute from 1% to 12% of their compensation on a pre-tax basis, up to a maximum of $9,240 for the 1994 calendar year. The Company may provide a matching contribution of up to 75% of the first 6% of each participant's pre-tax contribution as determined from time to time by the Company's Board of Directors. Effective July 1, 1992 the Company suspended the matching contribution.

     A participant's interest in his pre-tax contributions and the Company's matching contributions is at all times 100% vested and nonforfeitable. Distributions are made upon a participant's death, disability or other termination of employment; however, limited withdrawal rights in the event of a financial hardship apply with respect to a participant's pre-tax contributions. A participant's right or interest under the Plan is not transferable or assignable.

     Participants may elect to have their pre-tax contributions invested in one of the following ways in 10% increments: (i) in the Company's Common Stock; (ii) in the Merrill Lynch Capital Fund, Inc., a mutual fund investing in equity, debt and convertible securities;
     (iii) in the Commonwealth Equity Total Return Account Contract which matches the total return of the S&P 500 Index or (iv) the Merrill Lynch Retirement Preservation Trust, a collective trust fund consisting principally of guaranteed insurance contracts. The Company's matching contributions to the Plan are to be invested in the Company's Common Stock, and any dividends received will be reinvested in the Company's Common Stock. On the first day of each quarter of any plan year, participants may change the contribution rate of any investment option, change investment options for their future contributions and redirect investments already in their accounts.

     The Company has the right to amend the Plan in such manner as it may determine, provided that no such amendment may divert any portion of the vested account, cause the diversion of plan assets or, without stockholder approval, increase the maximum rate of employer contribution.

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents: Cash and cash equivalents consist of amounts temporarily invested by the Trustee in a short-term income producing fund (Cash Fund), pending the investment of the amounts in one of the Plan's investment alternatives.

     Accounting for Investments: The Plan's investment in the Company's Common Stock is valued at the closing price on the last business day of the fiscal year on the New York Stock Exchange. The fixed income accounts and the Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued interest which approximates market value. Shares of the Merrill Lynch Capital Fund and the Commonwealth Equity Total Return Account Contract are valued at the net asset value per share reported by such Funds.

     Investment transactions are accounted for on the date the securities are purchased or sold (trade date). The cost of shares sold or distributed is determined on an average cost basis. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

     Investments in certain fixed income accounts which exceeded 5% of net assets available for plan benefits as of December 31, 1994 are as follows:

                            Description of
  Identity of           Investment Including
Issuer, Borrower        Maturing Date, Rate
   Lessor or               of Interest, Par
                                                              Current
 Similar Party           or Maturity Value          Cost        Value


Transamerica Life     8.45% Group Annuity         7,730,015    7,730,015
  Insurance Company   Contract, Due 12/31/95

Merrill Lynch         Merrill Lynch Retirement   38,185,630   38,185,630
  Trust Company       Preservation Trust

     Expenses: All Plan administrative expenses are paid by the Company.

     Income Taxes: The Plan is qualified as a profit sharing plan, and its related trust and custodial accounts are exempt from federal income tax, under the Internal Revenue Code. Participants are not subject to income tax on employer contributions, contributions made through salary deferrals, or income credited to their accounts until these amounts are distributed.

NOTE C -- WITHDRAWALS PAYABLE

     At December 31, 1994 and 1993, withdrawals requested but not yet paid were:

                                                 12/31/94   12/31/93

     Imo Industries Inc. Common Stock Fund      $ 21,934    $ 45,284
     Merrill Lynch Capital Fund                   56,788      65,004
     Merrill Lynch Retirement Preservation
       Trust and Fixed Income Accounts           486,996     695,949
     Commonwealth Equity Total Return Account
       Contract                                   45,272      29,932
                                                --------    --------
                                                $610,990    $836,169
                                                ========    ========


Note D -- Subsequent Events

     As a result of the sale of the Turbomachinery and Baird AID businesses in January 1995, approximately 300 participants, or 9% of the total participants, withdrew approximately $6.7 million from the Plan in March 1995. In April 1995, a separate plan was established for the participants associated with Varo, Inc., a wholly owned subsidiary of Imo Industries Inc. The records and assets (approximately 26% of the total) were separated from the Imo Plan into a new account with SEI and Eagle Trust respectively. The Varo Plan provisions and administration are basically unchanged.

     Also in April 1995, the Plan assets were transferred from Merrill Lynch Trust Company as trustee to Eagle Trust Company, an affiliate of SEI Corporation as part of an upgrade program intended to increase the utilization of the Plan by all participants. The appointment of Eagle Trust as trustee combines the record keeping and trustee functions with the same provider.



                 IMO INDUSTRIES INC. EMPLOYEES STOCK SAVINGS PLAN

                      SCHEDULE OF ASSETS HELD FOR INVESTMENT

                               December 31, 1994

                                    Description of
                                Investment Maturity Date,
Identity of Issuer, Borrower    Rate of Interest, Par or                Current
  Lessor or Similar Party            Maturity Value           Cost        Value
- ----------------------------    ------------------------   --------     -------
Common Stock:                     1,146,655 Shares of
  Imo Industries Inc.*               Common Stock        $15,814,509  $14,046,526

Capital Fund:
  Merrill Lynch Capital Fund      558,879 Shares          14,335,633   14,363,180

Equity Index Fund:
  Commonwealth Equity Total
    Return Account Contract       8,955 Shares             4,561,684    5,155,483

Income Fund Acounts:
  Transamerica Life               8.45% Group Annuity
    Insurance Company             Contract, Due 12/31/95   7,730,015    7,730,015

  EBP Real Estate Fund            100 Units                  136,859       39,188


  Merrill Lynch Retirement
  Preservation Trust                                      38,185,630   38,185,630
                                                         -----------  -----------
   Income Fund Sub-Total                                  46,052,504   45,954,833
                                                         -----------  -----------
   TOTAL                                                 $80,764,330  $79,520,022
                                                         ===========  ===========

*Imo Industries Inc. is sponsor to the Plan.




            IMO INDUSTRIES INC. EMPLOYEES STOCK SAVINGS PLAN

                   SCHEDULE OF REPORTABLE TRANSACTIONS

                       Year Ended December 31, 1994

                       Number of      Purchase    Selling     Cost       Gain
Investment           Transactions       Price      Price      Basis     (Loss)
- ------------------   ------------     ---------   -------     ------     ----

CATEGORY i - Individual Transactions in Excess of 5% of Plan Assets
Transamerica Life
  Insurance Co.
  9.00% Group
  Annuity Contract                                4,407,036   4,407,036

Merrill Lynch
  Retirement
  Preservation
  Trust                              4,407,036

CATEGORY iii

Merrill Lynch             67       $10,291,421
  Retirement
  Preservation Trust

Merrill Lynch             32                     $9,379,807  $9,379,807
  Retirement
  Preservation Trust

Merrill Lynch             80         3,872,490    1,982,191   1,927,004   55,187
  Capital Fund

CATEGORY i - Individual Transactions in Excess of 5% of Plan Assets

CATEGORY iii - Series of Transactions in Excess of 5% of Fair Value of Plan
               Assets
NOTE: There are no reportable transactions under CATEGORY ii or iv during the year ended December 31, 1994.








EXHIBIT 24 -- CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-13362 and No. 33-41260) pertaining to the Imo Industries Inc. Employees Stock Savings Plan and in the Registration Statement (Form
S-8 No. 33-26118) pertaining to the Imo Industries Inc. Equity Incentive Plan for Key Employees and the Equity Incentive Plan for Outside Directors of Imo Industries Inc. and in the Registration Statement (Form S-8 No. 33-60535) pertaining to the Imo Industries Inc. 1995 Equity Incentive Plan for Outside Directors and in the Registration Statement (Form s-8 No. 33-60533) pertaining to the Imo Industries Inc. Equity Incentive Plan for Key Employees of our report dated May 3, 1995, with respect to the financial statements and schedules of the Imo Industries Inc. Employees Stock Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 1994.





                                                     /s/ Ernst & Young LLP


Princeton, New Jersey
June 28, 1995